Free Writing Prospectus Filed pursuant to Rule 433 Registration Statement No. 333-162195 Dated March 22, 2011

Invesco PowerShares

powerSHARES®
Xchange traded notes™

PowerShares **DB** **Sovereign Debt** ETNs

Introducing Six New Sovereign Debt ETNs

Invesco PowerShares and Deutsche Bank are pleased to announce the launch of the first family of Sovereign Debt ETNs. The lineup features six non-leveraged and leveraged ETNs referencing futures contracts traded on German sovereign bonds, Italian sovereign bonds and Japanese sovereign bonds.

Each suite will feature a long product and a triple long product. These will be the first ETNs to give investors a convenient way to take a view on the sovereign debt of these three countries.



BUNT PowerShares DB **3x German Bund Futures** ETN
BUNL PowerShares DB **German Bund Futures** ETN



ITLT PowerShares DB **3x Italian Treasury Bond Futures** ETN
ITLY PowerShares DB **Italian Treasury Bond Futures** ETN



JGBT PowerShares DB **3x Japanese Govt Bond Futures** ETN
JGBL PowerShares DB **Japanese Govt Bond Futures** ETN

Visit **powersharesetns.com** or call **800 983 0903** to learn more.

NOT FDIC INSURED | MAY LOSE VALUE | NO BANK GUARANTEE
Institutional Investor Use Only - Not For Use With The Public

Deutsche Bank AG, London Branch has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and other documents filed by Deutsche Bank AG, London Branch for more complete information about the issuer and this offering. You may get these documents for free by visiting powersharesetns.com | dbfunds.db.com/notes or EDGAR on the SEC website at www.sec.gov. Alternatively, you may request a prospectus by calling 800 983 0903 | 877 369 4617, or you may request a copy from any dealer participating in this offering.

Invesco PowerShares Capital Management LLC
301 West Roosevelt Road
Wheaton, IL 60187
800 983 0903 | powersharesetns.com

Important Risk Considerations

Each security offers investors exposure to the month-over-month performance of its respective Index measured from the first calendar day to the last calendar day of each month and the amount you receive at maturity (or upon an earlier repurchase) will be contingent upon each monthly performance of the respective Index during the term of the ETNs. The ETNs may not be suitable for investors seeking an investment with a term greater than the time remaining to the next monthly reset date and should be used only by knowledgeable investors who understand the potential adverse consequences of seeking longer-term investment results by means of securities that reset their exposure monthly, resulting in the compounding of monthly returns. ***Investing in the ETNs is not equivalent to a direct investment in the index or index components. The principal amount is also subject to the monthly application of the investor fee, which can adversely affect returns. There is no guarantee that you will receive at maturity, or upon an earlier repurchase, your initial investment back or any return on that investment.*** **Significant adverse monthly performances for your ETNs may not be offset by any beneficial monthly performances.**

The ETNs are senior unsecured obligations of Deutsche Bank AG, London Branch, and the amount due on the ETNs is dependent on Deutsche Bank AG, London Branch's ability to pay. The ETNs are riskier than ordinary unsecured debt securities and have no principal protection. Risks of investing in the ETNs include limited portfolio diversification, uncertain principal repayment, trade price fluctuations, illiquidity and leveraged losses. The investor fee will reduce the amount of your return at maturity or upon redemption of your ETNs even if the value of the relevant index has increased. If at any time the repurchase value of the ETNs is zero, your Investment will expire worthless. As described in the pricing supplement, Deutsche Bank may redeem the ETNs for an amount in cash equal to the repurchase value.

The ETNs may be sold throughout the day on NYSE Arca through any brokerage account. There are restrictions on the minimum number of ETNs that you may redeem directly with Deutsche Bank AG, London Branch, as specified in the applicable pricing supplement. Ordinary brokerage commissions apply, and there are tax consequences in the event of sale, redemption or maturity of the ETNs. Sales in the secondary market may result in losses.

The ETNs provide concentrated exposure to Euro-Bund futures contracts, Euro-BTP futures contracts and 10-year JGB futures contracts. The market value of the ETNs may be influenced by many unpredictable factors, including, among other things, changes in supply and demand relationships, changes in interest rates, and monetary and other governmental actions each in the U.S. and Germany, Italy or Japan, respectively.

Certain of the ETNs are leveraged investments. As such, they are likely to be more volatile than an unleveraged investment. There is also a greater risk of loss of principal associated with a leveraged investment than with an unleveraged investment.

PowerShares® is a registered trademark of Invesco PowerShares Capital Management LLC. Invesco PowerShares Capital Management LLC is an indirect, wholly owned subsidiary of Invesco Ltd.

An investor should consider the ETNs' investment objectives, risks, charges and expenses carefully before investing.

An investment in the ETNs involves risks, including the loss of some or all of the principal amount. For a description of the main risks, see "Risk Factors" in the applicable pricing supplement and the accompanying prospectus supplement and prospectus.

This material must be accompanied or preceded by a prospectus. Before investing, please read the prospectus carefully.

P-DBSD-CRD-1 03/11

Invesco PowerShares